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June 4, 2025	Lisa M. Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Mr. Brian Szilagyi

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Infrastructure Fund, LLC (the “Fund”)

(File Nos. 333-283670 and 811-24032)

Dear Mr. Szilagyi:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided by telephone on May 14, 2025, relating to the amended registration statement of the Fund on Form N-2/A (the “Registration Statement”), filed with the Commission on May 7, 2025 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).

The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.

Comment: Under “Summary of Terms – Distribution of Units,” the disclosure states “Under the Distribution and Service Plan, the Fund is permitted to pay as compensation up to 0.85% on an annualized basis of the average daily net assets of the Fund attributable to Class M Units (the “’Distribution and Service Fees’), to the Distributor or other qualified recipients under the Distribution and Service Plan.” The Staff notes that there are other instances in the document where the Distribution and Service Fees are described and the “up to” is not included. In addition, the Form of Distribution and Service Agreement that was filed does not include “up to.” Please make the disclosure of the fee rate consistent throughout.

Response: The Fund will remove “up to” throughout the Registration Statement.

2.

Comment: With respect to the Investment Management Fee line item in the fee table in the section “Summary of Fund Expenses,” please disclose the management fee as a percentage of net assets. Footnote (2) to the fee table suggests that the management fee is shown as a percentage of Managed Assets.

Response: The Fund confirms that the Investment Management Fee line item included in the Registration Statement is disclosed as a percentage of net assets. The Fund will revise footnote (2) as follows:

The Investment Management Fee shown is payable in part by the Fund and in part by each Subsidiary. The Fund will pay the Adviser an Investment Management Fee at the annual rate of 1.30% payable monthly in arrears, accrued daily based upon the Fund’s average daily Managed Assets (excluding the assets attributable to each Subsidiary). Each Subsidiary will pay the Adviser a management fee at the annual rate of 1.30% payable monthly in arrears, accrued daily based upon such Subsidiary’s average daily Managed Assets. The Investment Management Fee shown in the table is computed as a percentage of the Fund’s net assets.

3.	Comment: With respect to the fee table in the section “Summary of Fund Expenses,” please explain why interest payments on borrowed funds is not separately disclosed per Item 3 to Form N-2.

Response: The Fund intends to enter into a credit facility, but does not intend to borrow under the facility in its first year of operation. Even though the Fund does not intend to borrow under the credit facility in its first year of operation, if the Fund changes its intention to borrow, the Fund will update the fee table to disclose interest on borrowed monies.

4.

Comment: In the fee table in the section “Summary of Fund Expenses,” the Staff notes that the Other Expenses line item for Class I is 1.04%. Please explain in correspondence the significant factors contributing to the difference in the Class I Other Expenses ratio compared to Class S and Class M.

Response: Class I Units of the Fund are authorized to pay 0.25% in shareholder servicing/sub-transfer agency fees, which accounts for the difference in the Class I Other Expenses ratio compared to Class S and Class M.

5.	Comment: Please explain in correspondence how the fee table in the section “Summary of Fund Expenses” reflects the 0.75% Expense Cap on total annual operating expenses.

Response: The Fund respectfully submits that the fee table does not reflect the Expense Cap. The Fund notes that since management fees, fees and expenses incurred in connection with any credit facilities, acquired fund fees and expenses, shareholder servicing fees, and distribution and service fees are Excluded Expenses, the Fund estimates the expenses within the Expense Cap to be 0.63% such that the Expense Cap is not triggered.

6.

Comment: With respect to footnote 4 to the fee table in the section “Summary of Fund Expenses,” please provide support for the assumption in net assets the table is based upon or revise the assumption. If a revision to the assumption is not made, please provide a representation in correspondence that the fee table will be revised and filed as a sticker as soon as the Fund realizes the amount will not be sold.

Response: The Fund respectfully submits that the assumption in net assets is based off of a sales projection from the Adviser, taking into consideration, among other factors, a recent interval fund launch. The Fund confirms that it will revise the fee table in a sticker if it realizes the amount will not be sold.

7.

Comment: With respect to footnote 6 to the fee table in the section “Summary of Fund Expenses,” please explain in correspondence how the Investment Management Fee is subject to the Expense Limitation and Reimbursement Agreement, considering that subsection (a) in the footnote states that the management fee is an excluded expense.

Response: The Fund confirms that the Investment Management Fee is an Excluded Expense. The Fund will revise the above referenced disclosure as follows:

Expenses that are subject to the Expense Limitation and Reimbursement Agreement include, but are not limited to, ~~the Investment Management Fee,~~ the Fund’s administration, custody, transfer agency, recordkeeping, fund accounting and investor services fees, the Fund’s professional fees (outside of professional fees related to transactions), the Fund’s organizational costs and fees and expenses of Fund Directors.

8.	Comment: Please ensure that any updates made to the fee table flow through to the Expense Example as needed.

Response: The Fund confirms that if any updates are made to the fee table, the changes will flow through to the Expense Example as needed. The Fund respectfully submits that it does not anticipate making any changes to the fee table.

9.

Comment: In the Notes to the Financial Statements included in Appendix B of the SAI, the Due to Affiliate section states, “The Fund’s expenses were paid, and will be paid, by the Adviser and will be reimbursed by the Fund after the commencement of investment operations. This payable is included as a ‘Due to affiliate’ on the Statement of Assets and Liabilities.” Based on disclosures elsewhere in the Registration Statement, it is the Staff’s understanding that the Fund is responsible for organizational expenses and offering costs and that those are the only expenses incurred to date and that the organizational expenses and offering costs are eligible expenses in the Expense Limitation and Reimbursement Agreement. Please update this disclosure to reflect that the Adviser has agreed to pay the organizational expenses and offering costs incurred to date and that those payments are subject to the recoupment provisions disclosed in the Expense Limitation and Reimbursement Agreement section earlier in Note 3. If the Staff’s understanding is incorrect, then make the arrangement disclosed in this section (“will be reimbursed by the Fund after the commencement of investment operations”) clear in the Registration Statement. If this Note to the Financial Statements is amended, and no amendments are made to the Registration Statement concerning this comment, please confirm in correspondence the auditor is aware of the update and has evaluated any impact of their report.

Response: The Fund confirms that it is responsible for the organizational expenses and offering costs and that those are the only expenses incurred to date and that the organizational expenses and offering costs are eligible expenses in the Expense Limitation and Reimbursement Agreement. The Fund also confirms that its organizational expenses and offering costs were paid, and will be paid, by the Adviser. The Fund will reimburse the Adviser after the commencement of investment operations if the Fund is operating under its Expense Cap, which is anticipated to be the case. If the Expense Cap is triggered, then the Adviser would bear the organizational expenses and offering costs pursuant to the Expense Limitation and Reimbursement Agreement and such payments would be subject to the recoupment provision of the agreement. In response to this comment, the Fund has added the following disclosure under Fees and Expenses in the prospectus:

The Fund’s organizational expenses and offering costs were paid, and will be paid, by the Adviser prior to the Fund’s commencement of investment operations. The Fund anticipates that such amounts will be reimbursed by the Fund after the Fund’s commencement of investment operations.

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Please direct any questions you may have with respect to this filing to me at (617) 951-7780 or Gregory Davis at (415) 315-6327.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

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